FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  April, 2004

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [    ]              No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

       April 5, 2004

Forbes Medi-Tech Announces European Phase II Trial Results for FM-VP4

~Data Meets Primary Endpoint in Cholesterol Reduction; Company Moves Towards US Phase II Trial~

Vancouver, Canada. Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced preliminary results of the Phase II clinical trial of the Company’s cholesterol-lowering compound, FM-VP4, completed at the Academic Medical Centre in Amsterdam. The trial’s primary efficacy endpoint of significantly lowering low density lipoprotein (LDL) cholesterol was met. The reduction in LDL cholesterol, as compared to placebo, was 11%, with 33% of subjects at 400 mg per day achieving a greater than 15% reduction. Additionally, FM-VP4 continued to demonstrate an excellent safety profile with no difference between dosing and placebo groups.

“With these results, we are encouraged to pursue our program to develop an adjunctive therapy to statins,” said Charles Butt, President & CEO of Forbes Medi-Tech Inc. “The market for this type of combination therapy is projected to reach $4.7 Billion in 2011.”

“The Phase II trial produced statistically significant results, which establishes that the compound lowers cholesterol,” said Dr. Eric Topol, Chairman, Department of Cardiovascular Medicine and Chief Academic Officer of the Cleveland Clinic Foundation.  “Forbes Medi-Tech needs to move forward with the further development of FM-VP4 to ascertain the drug’s full potential. In particular, additional trials will be required to explore the drug’s optimum dose and duration. I am looking forward to working with Forbes on the next phase of its clinical development program”.

The trial was the first human examination, on a limited scale, of the safety and efficacy of FM-VP4 over a 4 week interval. The double blind placebo controlled dose escalation trial consisted of four groups of 25 hypercholesterolemic volunteers treated daily for 28 days with either a placebo or escalating doses of FM-VP4 from 100, 200, 400, and 800 mg per day. A desired effect of FM-VP4 in the Phase II trial was a reduction in LDL cholesterol from the baseline measurement after four weeks of treatment.

The Company plans to continue a Phase II program in the United States. Plans for this program include an expanded number of participants, a longer trial duration and a more focused dosage range.

About FM-VP4

FM-VP4, an amphipathic (water and lipid-soluble) analogue of phytostanols is a cholesterol absorption inhibitor, a new class in cholesterol-lowering drugs. FM-VP4 has demonstrated dramatic cholesterol-lowering and anti-atherosclerotic properties in pre-clinical studies. The cardiovascular market represents a significant opportunity as sales of cardiovascular pharmaceuticals are expected to exceed US$30 billion by 2007. (Datamonitor, March 2001)

About the Conference Call and Webcast

A conference call and webcast to discuss these clinical trial results will be held shortly after on Monday April 5, 2004 at 2:00pm PT (5:00pm ET). To participate in the conference call, please dial 1-877-888-4210 or (direct) 416-695-5259. For those investors unable to participate in the call, the live webcast can be accessed through the Company's website at www.forbesmedi.com. The call will also be available for replay until April 12, 2004 by calling 1-888-509-0081 or (direct) 416-695-5275. The webcast link will be archived on the Forbes website afterwards.

 About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

# # #

  For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains certain forward-looking statements respecting the future development of FM-VP4 and the Company’s plans to undertake additional clinical trials, including a future U.S. Phase II trial, which statements can be identified by the use of forward-looking terminology, such as the words “encouraged to pursue”, “to develop”, “projected”, “forward”, “will be required”,  “next phase”, “plans,” “continue,” or comparable terminology referring to future dates, events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, uncertainty as to whether FM-VP4 will be further developed and marketed successfully as a drug or at all; uncertainty as to the timing, design, duration, size and outcome of additional clinical trials, if any, or whether the next trial, if held, will be a U.S. Phase II trial or will be another type of trial or carried out in another venue, or both;  the fact that results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials; the need for regulatory approvals prior to undertaking additional trials and prior to marketing a final product, and in particular, the need for approval from the U.S. Food and Drug Administration (FDA) prior to undertaking any U.S. trial and prior to marketing any final product in the U.S., which approvals may not be obtained on acceptable terms or at all; the fact that the Company will be required to undertake additional toxicology studies on FM-VP4 before it will be able to proceed to larger clinical trials and there can be no assurance regarding the timing or outcome of such studies and whether the results of such studies will enable the Company to proceed with the larger trials as a result; the risk of technical obsolescence; product liability risks; insurance risks; manufacturing risks and the need to manufacture to regulatory standards; the effect of competition; the risk of adverse side effects; intellectual property risks; the need for additional capital, the availability of which is not assured; the possibility that other products in research and development may prove to be more promising candidates for commercialization than FM-VP4 and the Company may reallocate its resources and priorities accordingly; the fact that the Company depends, in large part, upon its ability to attract and retain highly qualified scientific and management personnel, and the loss of key personnel could have a negative effect on the Company’s business; uncertainty as to future market size and market acceptance of the Company’s products; and partnership/strategic alliance risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. The Company assumes no obligation to update the information contained in this News Release.